NEMUCORE MEDICAL INNOVATIONS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

February 9, 2018



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Nemucore Medical Innovations, Inc.
Wilmington, DE

We have reviewed the accompanying balance sheet of Nemucore Medical Innoations, Inc. as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 9, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NEMUCORE MEDICAL INNOVATIONS, INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

ASSETS

CURRENT ASSETS		2016		2015
Cash	$	1,675	$	83,934
Accounts Receivable, Net		125		37,694
Prepaid Expenses		-		19,239
Rent Deposit		-		31,250
TOTAL CURRENT ASSETS		1,800		172,116
NON-CURRENT ASSETS				
Property & Equipment		169,129		199,009
Less: Accumulated Depreciation		(159,683)		(164,094)
Leasehold Improvements		-		48,704
Less: Accumulated Depreciation		-		(19,436)
Licensing Agreement		82,500		142,500
TOTAL NON-CURRENT ASSETS		91,946		206,683
TOTAL ASSETS		93,746		378,799

NEMUCORE MEDICAL INNOVATIONS, INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	494,158	330,507
Accrued Expenses	97,376	137,432
Deferred Rent	-	15,005
Sublease Security Deposit	-	7,188
Current Portion of Notes Payable	-	385
TOTAL CURRENT LIABILITIES	591,535	490,517
TOTAL LIABILITIES	591,535	490,517

SHAREHOLDERS' EQUITY

Preferred Stock (5,000,000 shares authorized, 1,637,000 shares issued and outstanding. $.0001 par value)	164	100
Common stock (10,000,000 shares authorized, 11,848,391 shares issued and outstanding. $.0001 par value)	1,185	1,116
Additional Paid In Capital	1,632,589	1,044,833
Unearned Compensation	(4,504)	(6,757)
Retained Earnings (Deficit)	(2,127,221)	(1,151,011)
TOTAL SHAREHOLDERS' EQUITY	(497,788)	(111,718)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 93,746	$ 378,799

NEMUCORE MEDICAL INNOVATIONS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Operating Income		
Contract & Government Grants Income	$ 212,232	$ 1,273,674
Total Operating Income	212,232	1,273,674
Operating Expense		
General & Administrative	537,384	515,128
Research & Development	408,455	1,211,931
Rent	124,783	162,592
Amortization	60,000	9,531
Depreciation	19,411	51,343
Repairs & Maintenance	9,859	16,609
Advertising & Promotion	3,896	599
Stock Compensation Expense	2,253	4,063
Patent Related Costs	-	75,000
	1,166,040	2,046,796
Net Income from Operations	(953,809)	(773,122)
Other Income (Expense)		
Other Income	12,927	-
Interest Expense	(2)	(433)
Loss on Disposal of Assets	(35,327)	-
Net Income (Loss)	$ (976,210)	$ (773,556)

NEMUCORE MEDICAL INNOVATIONS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (976,210)	$ (773,556)
Depreciation Expense	19,411	51,343
Amortization Expense	60,000	9,531
Loss on Disposal of Assets	35,327	-
Change in Accounts Receivable	37,569	56,692
Change in Prepaid Expenses	19,239	(7,446)
Change in Rent Deposit	31,250	-
Change in Accounts Payable	163,651	38,240
Change in Accrued Expenses	(40,056)	93,043
Change in Deferred Rent	(15,005)	(4,588)
Change in Sublease Security Deposit	(7,188)	-
Change in Deferred Revenue	-	(228,705)
Net Cash Flows From Operating Activities	(672,013)	(765,447)
Cash Flows From Investing Activities		
Purchase of Licensing Agreement	-	(150,000)
Net Cash Flows From Investing Activities	-	(150,000)
Cash Flows From Financing Activities		
Issuance of Preferred Stock	64	100
Issuance of Common Stock	68	638
Change in Additional Paid In Capital	587,756	1,040,058
Change in Unearned Compensation	2,253	(6,757)
Change in Current Portion of Notes Payable	(385)	(40,862)
Change in Notes Payable, Net of Current Portion	-	(385)
Net Cash Flows From Financing Activities	589,755	992,792
Cash at Beginning of Period	83,934	6,589
Net Increase (Decrease) In Cash	(82,257)	77,345
Cash at End of Period	$ 1,675	$ 83,934

NEMUCORE MEDICAL INNOVATIONS, INC.
STATEMENT OF CHANGES SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Starting Equity (Deficit)	$ (111,718)	$ (372,243)
Issuance of Stock	590,142	1,034,081
Dividends Paid	-	-
Net Income (Loss)	(976,210)	(773,556)
Ending Equity (Deficit)	$ (497,788)	$ (111,718)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Nemucore Medical Innovations, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware, and Massachusetts. The Company is a clinical-stage biopharmaceutical company that specializes in the development and commercialization of molecularly targeted therapeutics.

The Company will conduct an equity crowdfund offering during 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Allowance of Doubtful Accounts

Accounts receivable is presented net of an allowance of doubtful accounts of approximately $4,458 in 2015. For 2016, and later, management estimated that losses on trade accounts receivable was likely to be de minimis.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company incurred net operating losses during tax years 2015 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. Net operating loss carryforwards expire if unused after twenty tax years. The Company's federal tax filings for 2014, 2015, and 2016 will be subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively.

The Company is subject to income tax filing requirements in the State of Massachusetts. The Company's Massachusetts income tax filings for 2014, 2015, and 2016 will be subject to review by that State until 2018, 2019, and 2020, respectively.

The Company is subject to Franchise Tax filing requirements in the State of Delaware. The Company's Delaware Annual Report for 2014, 2015, and 2016 will be subject to review by that State until 2018, 2019, and 2020, respectively.

Depreciation

The Company uses straight line depreciation to depreciate Leasehold Improvements and Property & Equipment over management's estimate of the asset's useful life. The same treatment is extended to the amortization of the intangible asset reported in the current period.

Revenue

Revenue is recognized when performance obligations have been satisfied.

Advertising & Promotion

Advertising costs are expensed as incurred.

NOTE C- RENT

There are no future minimum payments due under any lease arrangement. The Company had an operating lease of less than one year that ended on December 31, 2016.

The Company had sublease arrangements that ended prior to December 31, 2016. The company recognized sublease income of approximately $80,888 and $45,596 in 2016 and 2015, respectively.

NOTE D- PROPERTY & EQUIPMENT

As of December 31, 2016, the Company approximately $4,207 of idle property not considered part of long-term operating assets.

NOTE E- INTANGIBLE ASSETS

On November 13, 2015, the Company executed a licensing agreement for certain rights related to use of intellectual property. The Company estimates that the benefits of this agreement will continue for a period of thirty months from the execution date. The Company recognized a related amortization expense of approximately $7,500 and $60,000 for 2015 and 2016, respectively. As of December 31, 2016, the intangible asset had accumulated amortization of $67,500 and a carrying value of $82,500.

The remaining 2015 amortization expense of approximately $2,031 resulted from capitalized loan costs that were fully amortized as of that same year resulting in an accumulated depreciation balance of approximately $8,125. The period in relation to this agreement was previously set at nine months but was later extended to May 12, 2018.

NOTE F- STOCK

The Company designated 2,000,000 shares of the authorized and unissued Preferred Stock of the Corporation as "Series A Preferred Stock," with the following rights, preferences, powers, privileges, restrictions, qualifications, and limitations. The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted on by the Corporation's stockholders. Holders of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date. Investors shall have the right to convert the Series A Preferred, at any time, into shares of Common Stock. The initial conversion rate shall be 1:1, subject to adjustment. The voting, dividend, liquidation, and other rights of the holders of Common Stock are expressly made subject to and qualified by the rights of the holders of any series of Preferred Stock. Upon the dissolution, liquidation, or winding up of the Corporation (whether voluntary or involuntary), holders of record of the Common Stock will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject, however, to the liquidation rights of the holders of Preferred Stock authorized, issued and outstanding.

NOTE G- EQUITY BASED COMPENSATION

The Company accounts for stock-based compensation for employees under ASC 718 (Stock Compensation). The Company's stock awards consist of stock options and restricted stock. Management considers the related amount expensed for stock options to be immaterial and accounts for the value as of the date the stock options are exercised. The company's policy is to have a contra-equity account, "unearned compensation," to account for the associated stock compensation costs that incur as the restricted stock vests. The fair value of each restricted stock is estimated on the date of the grant and compensation expense is recognized as the restricted stock vests over the period. As of the grant date, restricted stock holders are entitled to exercise the rights of common stock shareholders, including the right to vote and the right to receive dividends on the Shares, unless or until the Shares are forfeited. The Company's use of the term "vesting" in this specific case applies to the restriction on the transfer of the restricted stock. The Company still considers "unvested" restricted stock to be outstanding and uses a reduction to the unearned compensation balance to represent the cost incurred when vested.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the options and restricted stock issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the restricted stock is charged directly to expense and credited to unearned compensation.

As of December 31, 2016, the Company had issued 827,000 of 5,750,000 options available to be issued under its equity compensation plan. There were 353,000 and 70,000 shares of common stock issued from exercised stock options during the years ended December 31, 2016 and 2015, respectively. The Company also issued 1,082,000 shares of restricted stock in 2015 and 338,000 in 2016. Each stock option converts to and each share of restricted stock represents one share of common stock.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 9, 2018, the date that the financial statements were available to be issued.